UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 19, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: **AngloGold Ashanti Production up 17%; Costs down 22%**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

19 May 2014

NEWS RELEASE

AngloGold Ashanti Production up 17%; Costs down 22%

(JOHANNESBURG, 19 May 2014) -- AngloGold Ashanti today posted a strong set of results, beating first-quarter production and cost guidance, as operating performance and cost initiatives continue to reposition the business.   Adjusted headline earnings were $119m, or 29 US cents per share.

"*Our operators have delivered another strong performance and we continue to manage costs aggressively," Srinivasan Venkatakrishnan, Chief Executive Officer of AngloGold Ashanti, said. "There's still plenty of work to do, but with a strong team intact, a good foundation, and some significant wins under our belt, we remain focused on continuing to deliver positive results to our shareholders under tough market conditions.*"

First-quarter production of 1.06Moz at a total cash cost of $770/oz, was the strongest first quarter performance in four years, compared with guidance of 950,000oz to 1Moz at a total cash cost of $800/oz to $850/oz. AngloGold Ashanti's all-in sustaining cost, which includes sustaining capital expenditure, as well as corporate and exploration costs, declined by 22% to $993/oz. The 17% rise in production year-on-year and 22% decline in costs were aided by the continued ramp-up of the two new, low-cost Kibali and Tropicana mines, together with ongoing efficiency improvements across the company.

Over the past 18 months, AngloGold Ashanti has taken decisive steps to adapt to the sharp decline in the gold price and more volatile market conditions. Corporate and exploration costs have more than halved, the company is on track to realise its targeted $500m in annualised operating cost savings by year-end, and capital expenditure has been further rationalised. None of these actions have compromised the long term outlook for the business and the company continues to invest in the expansion of its Cripple Creek & Victor mine in the US, extending the life of its Mponeng mine in South Africa, and supporting a focused, high quality project and exploration portfolio.

Tragically, one employee fatality was recorded at the Mponeng Project in South Africa and two contractor fatalities occurred at the vent shaft at the Cuiabá Mine in Brazil. The company remains committed to eliminating fatalities at its mines through sustained and focused safety interventions, which last year resulted in a 50% reduction in fatal incidents and enabled 80% of our operations to set new safety records. The first quarter All Injury Frequency Rate of 7.76 is the best first quarter performance on record.

At the Obuasi mine in Ghana, AngloGold Ashanti has progressed a range of interventions to address historic underperformance and the high cost structure, but substantial further work is required to establish a sustainable future for the mine. Commenting on these initiatives, Venkat said *"we have now developed a good working partnership with the Government of Ghana, the Ghana Mineworkers Union and other key stakeholders to address the challenges facing Obuasi. We must do all we can to*

stop the current cash outflows at Obuasi and define a sustainable future – and we appreciate the support of our partners in taking the decisive action necessary to achieve this."

AngloGold Ashanti's net debt declined modestly to $3.095bn, signaling that the company generated positive free cash flow. Chief Financial Officer Richard Duffy commented: *"As the business moves to positive free cash flow generation and given the current uncertain gold price environment, we remain focused on our financial flexibility. Overall debt levels and interest burden remain high relative to historic levels, but we have made good progress to pro-actively diversify our funding sources and extend our maturity profile."*

ENDS

Sponsor: UBS South Africa (Pty) Ltd

Contacts

Media

Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 637 6763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
General inquiries		investors@anglogoldashanti.com

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 19, 2014

By: /s/ M E SANZ PEREZ_____

Name: M E Sanz Perez

Title: Group General Counsel and Company Secretary